Mail Stop 0510

     June 7, 2005

Mr. Andy L. Nemeth
Chief Financial Officer, Patrick Industries, Inc.
1800 South 14th Street
P.O. Box 638
Elkhart, Indiana 46515

 RE: Form 10-K for the fiscal year ended December 31, 2004
               File No. 0-3922

Dear Mr. Nemeth:

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     If you have any further questions regarding our review of
your
filings, please direct them to Scott Watkinson, Staff Accountant,
at
(202) 551-3741 or, in his absence, to the undersigned at (202)
551-
3769.

     Sincerely,

     Rufus Decker
     Accounting Branch Chief
??

 ??

??

??

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE